UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL








Date of Request: September 16, 2004

                              Digiblue Media, Inc.
                              --------------------
             (Exact name of registrant as specified in its charter)

Nevada                              3577                             75-3016844
------                              ----                             ----------
(State or other           (Primary Standard Industrial          (I.R.S. Employer
jurisdiction of            Classification Code Number)       Identification No.)
incorporation or
organization)

2175 rue de la Montagne, Suite 311, Montreal, Quebec, Canada             H3G 1Z8
------------------------------------------------------------             -------
(Address of registrant's principal executive offices)                 (Zip Code)


                                  (514)886-6557
                                  -------------
              (Registrant's Telephone Number, Including Area Code)


Securities Act registration statement file number to which this form relates:
333-100350

ITEM 1. Withdrawal of Registration Statement.

On August 31, 2004, Digiblue Media, Inc., a Nevada corporation, (the "Registrant") filed a Post-Effective Amendment to its Registration Statement on Form SB-2, File No. 333-100350, ("Post-Effective Amendment") with the Securities and Exchange Commission ("Commission"). As a result of communications with the Commission, the Registrant's Board of Directors has determined that it is the best interests of the company and its shareholders to request a withdrawal of the Post-Effective Amendment, File No. 333-100350, because it was determined that the Registrant's offering conducted pursuant to its original Registration Statement on Form SB-2 had come to rest and was completed. That original Registration Statement, as amended, was filed on October 4, 2002, declared effective on or about November 4, 2003, and the offering described therein commenced thereafter and was sold, closed, and completed by the Registrant in January 2004. No securities have been offered or sold pursuant to the Post-Effective Amendment. Therefore, pursuant to Rule 477 (c), the Registrant requests a withdrawal of its Post-Effective Amendment filed August 31, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned, in the city of Montreal, Province of Quebec, Canada, on September 16, 2004.



                                Digiblue Media, Inc.,
                                a Nevada corporation



                                /s/ Alain Houle
                                -------------------------------------------
                                Alain Houle
                                principal executive officer, president, director